      TARTER
      KRINSKY &
DROGIN LLP
ATTORNEYS AT LAW

1350 BROADWAY, 11TH FLOOR
NEW YORK, NY 10018
TEL: (212) 216-8000
FAX: (212) 216-8001

March 24, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler,
Assistant Director

Re:	NanoViricides, Inc.
Registration Statement on Form SB-2
Filed on January 4, 2008
File No. 333-148471

Dear Mr. Riedler:

Please be advised that this firm is special securities counsel to NanoViricides, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated January 11, 2008 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed Amendment No. 1 on Form S-1, a redlined version of which is enclosed with the original of this letter.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Form SB-2

1.	In an appropriate place in your prospectus, please provide descriptions of the private placement transactions pursuant to which you sold securities to the selling shareholders listed in the filing.

The registration statement was amended to included the following descriptions of the Issuer’s private placement transactions:

THE DKR TRANSACTION

On September 21, 2007, we entered into a Subscription Agreement with DKR Saturn Event Driven Holding Fund Ltd., a Bermuda corporation ("the Fund") pursuant to which the Registrant agreed to sell 1,500,000 shares (the "Shares") of its common stock, par value $0.001 per share (the "Common Stock") and warrants (the "Warrants") to purchase 450,000 shares of Common Stock (the "Warrant Shares") at an exercise price of $1.00 per share for a purchase price of $750,000. The Warrants may be exercised at any time and expire in three years.

Jeffrey P. Riedler
March 24, 2008

As an affiliate of DKR Capital, Inc., a registered broker-dealer, the Fund may be deemed to be an “underwriter” within the meaning of the Securities Act.  The Fund acquired the Shares and Warrants in the normal course of its business and at the time such Shares and Warrants were acquired, the Fund did not have and does not have any agreements or understandings, directly or indirectly, with any person to distribute the Shares and the Warrants or any securities issuable upon the conversion thereof.

In connection with the sale, we entered into a Registration Rights Agreement with the Fund pursuant to which we agreed to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission ("SEC") on or before December 20, 2007 covering the resale of the Shares, the Warrant Shares, and all shares of Common Stock issuable upon any stock split, dividend or other distribution, recapitalization or similar event involving the Common Stock.  We also agreed to use our best efforts to cause the Registration Statement to become effective as soon as practicable, but no later than March 19, 2008.  Under the Rights Agreement, if the Registration Statement is not filed with or declared effective by the SEC within the relevant time period, the Registrant has agreed to issue to the Investor warrants to purchase 75,000 shares of Common Stock at an exercise price of $0.15 for each 30 day period that the Registrant has not cured such default.

The Shares and Warrants were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act and Rule 506 promulgated thereunder. The agreements executed in connection with the sale contain representations to support our reasonable belief that the Fund had access to information concerning our operations and financial condition, the Fund acquired the securities for its own account and not with a view to the distribution thereof in the absence of an effective registration statement or an applicable exemption from registration, and that the Fund is sophisticated within the meaning of Section 4(2) of the Securities Act and an “accredited investor” (as defined by Rule 501 under the Securities Act). In addition, the issuances did not involve any public offering; the Registrant made no solicitation in connection with the sale other than communications with the Fund; we obtained representations from the Fund regarding their investment intent, experience and sophistication; and the Fund either received or had access to adequate information about us in order to make an informed investment decision.

THE WARRANT CONVERSION OFFERING

On July 5, 2007, we consummated an offering to our Series A Warrantholders whereby we offered holders to exercise each warrant into one and one-half shares of the Company's common stock, par value $0.001 per share (the "Common Stock").  We agreed to file a registration statement to register the shares of Common Stock exercised in the offering.  We received proceeds of $870,000 for the exercise of 1,305,000 shares of Common Stock.

Jeffrey P. Riedler
March 24, 2008

The shares were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act and Rule 506 promulgated thereunder. The agreements executed in connection with the sale contain representations to support our reasonable belief that the holders had access to information concerning our operations and financial condition, the holders acquired the securities for its own account and not with a view to the distribution thereof in the absence of an effective registration statement or an applicable exemption from registration, and that the holders are sophisticated within the meaning of Section 4(2) of the Securities Act and “accredited investors” (as defined by Rule 501 under the Securities Act). In addition, the issuances did not involve any public offering; the Registrant made no solicitation in connection with the sale other than communications with the holders; we obtained representations from the holders regarding their investment intent, experience and sophistication; and the holders either received or had access to adequate information about us in order to make an informed investment decision.

2.
We note that it appears that one of the selling shareholders, DKR Saturn Event Driven Holding Fund Ltd., is an affiliate of a broker-dealer. Please confirm to us that you have determined for each selling stockholder whether that selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

We have been advised that the Issuer has confirmed that no other selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

3.
For each selling stockholder who is a broker-dealer, please revise the prospectus to state that such selling stockholder is an underwriter with respect to these securities. An exception to this requirement is recognized when the broker-dealer receives the securities as compensation for underwriting activities.

The registration statement was amended to included the following disclosure in the Selling Stockholder section:

(1)  The investment manager of DKR Saturn Event Driven Holding Fund Ltd. (the “Fund”) is DKR Saturn Management LP (the “Investment Manager”).  The Investment Manager is an SEC registered investment adviser.  The Investment Manager has the authority to do any and all acts on behalf of the Fund, including voting any shares held by the Fund.  Mr. Ron Phillips, portfolio manager of the Investment Manager, has ultimate responsibility for investments with respect to the Fund. Mr. Phillips disclaims beneficial ownership of the shares.  As an affiliate of DKR Capital, Inc., a registered broker-dealer, the Fund may be deemed to be an “underwriter” within the meaning of the Securities Act.

And thereafter in the succeeding section:

THE DKR TRANSACTION

On September 21, 2007, we entered into a Subscription Agreement with DKR Saturn Event Driven Holding Fund Ltd., a Bermuda corporation ("the Fund") pursuant to which the Registrant agreed to sell 1,500,000 shares (the "Shares") of its common stock, par value $0.001 per share (the "Common Stock") and warrants (the "Warrants") to purchase 450,000 shares of Common Stock (the "Warrant Shares") at an exercise price of $1.00 per share for a purchase price of $750,000.  The Warrants may be exercised at any time and expire in three years.

Jeffrey P. Riedler
March 24, 2008

As an affiliate of DKR Capital, Inc., a registered broker-dealer, the Fund may be deemed to be an “underwriter” within the meaning of the Securities Act.  The Fund acquired the Shares and Warrants in the normal course of its business and at the time such Shares and Warrants were acquired, the Fund did not have and does not have any agreements or understandings, directly or indirectly, with any person to distribute the Shares and the Warrants or any securities issuable upon the conversion thereof.

4.	For each selling stockholder who is an affiliate of a broker-dealer, please revise the prospectus to state that:

•	such selling stockholder purchased or will purchase the securities in the ordinary course of business, and
•
at the time of purchase of such securities, the selling stockholder had or will have no agreement or understandings, directly or indirectly, with any person to distribute such securities or any securities issuable upon conversion or exercise.

In the alternative, for each such broker-dealer affiliate who cannot make these representations, please state that they are underwriters within the meaning of the Securities Act of 1933.

The registration statement was amended to included the following disclosure:

THE DKR TRANSACTION

On September 21, 2007, we entered into a Subscription Agreement with DKR Saturn Event Driven Holding Fund Ltd., a Bermuda corporation ("the Fund") pursuant to which the Registrant agreed to sell 1,500,000 shares (the "Shares") of its common stock, par value $0.001 per share (the "Common Stock") and warrants (the "Warrants") to purchase 450,000 shares of Common Stock (the "Warrant Shares") at an exercise price of $1.00 per share for a purchase price of $750,000.  The Warrants may be exercised at any time and expire in three years.

As an affiliate of DKR Capital, Inc., a registered broker-dealer, the Fund may be deemed to be an “underwriter” within the meaning of the Securities Act.  The Fund acquired the Shares and Warrants in the normal course of its business and at the time such Shares and Warrants were acquired, the Fund did not have and does not have any agreements or understandings, directly or indirectly, with any person to distribute the Shares and the Warrants or any securities issuable upon the conversion thereof.

5.	Please review your filing to provide executive compensation disclosure for the fiscal year ended December 31, 2007.

The Issuer’s fiscal year ends June 30th.  Accordingly, the registration statement contains the following table regarding executive compensation.

Jeffrey P. Riedler
March 24, 2008

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Stock Awards ($) *	Option Awards ($) *	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Anil Diwan, President, Chairman of the Board	2007 2006 2005	200,000 150,000	-0- 211,000	-0-	17,197 41,144	-0-	-0-	-0-
Eugene Seymour, Chief Executive and Financial Officer, Director	2007 2006 2005	200,000 150,000	-0-	-0-	6,208 23,087	-0-	-0-	-0-
Leo Ehrlich, Chief Financial Officer, Director	2007 2006 2005	250,000	-0-	-0-	3,657 23,087	-0-	-0-	-0-

           6.  Please revise your filing to reflect that Dr. Eugene Seymour is signing in his capacity as the Chief Executive and Financial Officer, the controller or principal accounting officer, and director. The Form SB-2 requires the small business issuer, its principal executive officer, its principal financial officer, its controller or principal accounting officer and at least the majority of the board of directors to sign the registration statement. Any person who occupies more than one of the positions required to sign the filing shall indicate each capacity in which he or she signs the registration statement.

The Registration Statement was revised to provide the following signatures:

NANOVIRICIDES, INC.

By:	/s/ Eugene Seymour
Name: Eugene Seymour
Title: Chief Executive Officer, Acting Chief Financial Officer, Director

NANOVIRICIDES, INC.

By:	/s/ Anil Diwan
Name: Anil Diwan
Title: President, Chairman

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

/s/ Tarter Krinsky & Drogin LLP

Tarter Krinsky & Drogin LLP